Filed by California Resources Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Berry Corporation
Commission File No. 001-38606
Date: September 15, 2025
The following email message was sent by Francisco J. Leon, President and Chief Executive Officer of California Resources Corporation (“CRC”), to CRC employees on September 15, 2025:
Subject: Strategic Combination with Berry Continues Our Growth Journey
Team,
I am very pleased to announce the next step on our growth journey. We’ve entered into a definitive merger agreement to combine with Berry, further solidifying our resilient position as California’s leading energy platform.
You can read the Press Release with further details here. The value of this deal is clear:
•    Compelling fit with CRC’s low decline, conventional assets in California
•    Accretive to all key financial measures and practically neutral to CRC’s leverage
•    Stronger, bigger, and better positioned to advance California’s decarbonization goals
I will be hosting a virtual town hall from 8 to 8:30AM this morning via Zoom to provide more information and answer questions that I can. Please CLICK HERE to register for the event.
As before, we are now entering an interim period while we secure the requisite approvals to close the transaction.
This transaction is another meaningful milestone that will allow us to build a more resilient company that can navigate market dynamics with a stronger foundation. I am proud of our team’s ability to continue to deliver on our strategic growth initiatives and drive higher cash flow per share.
Thank you for going on this journey with me, and I’ll see you at the town hall at 8:00AM.
-Francisco Leon
FORWARD-LOOKING STATEMENTS AND INFORMATION
Information set forth in this communication, including financial estimates and statements as to the effects of the proposed transaction, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other securities laws. All statements other than historical facts are forward-looking statements, and include statements regarding the benefits of the proposed transaction, future financial position and operating results of California Resources Corporation (“CRC”) and Berry Corporation (“Berry”), business strategy, projected revenues, earnings, costs, capital expenditures and plans, objectives and intentions of management for the future. Words such as “expect,” “could,” “may,” “anticipate,” “intend,” “plan,” “ability,” “believe,” “seek,” “see,” “will,” “would,” “estimate,” “forecast,” “target,” “guidance,” “outlook,” “opportunity” or

“strategy” or similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of the management of CRC and Berry and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, projected in, or implied by, such statements. Although CRC and Berry believe the expectations and forecasts reflected in its respective forward-looking statements are reasonable, they are inherently subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond CRC’s and Berry’s control. No assurance can be given that such forward-looking statements will be correct or achieved or that the assumptions are accurate or will not change over time. Particular uncertainties that could cause CRC’s and/or Berry’s actual results to be materially different from those described in the forward-looking statements include: (i) transaction costs, (ii) unknown liabilities, (iii) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of CRC’s common stock or Berry’s common stock, (iv) the ability to successfully integrate the businesses, (v) the ability to achieve projected operational and capital synergies or it may take longer than expected to achieve those synergies, (vi) risks related to financial community and rating agency perceptions of each of CRC and Berry or its respective business, operations, financial condition and the industry in which it operates, (vii) risks related to the potential impact of general economic, political and market factors on CRC or Berry or the proposed transaction, (viii) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, (ix) the risk that stockholders of Berry may not approve the proposed transaction, (x) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (xi) effects of the announcement, pendency or completion of the proposed transaction on the ability of CRC and Berry to retain customers and retain and hire key personnel and maintain relationships with their respective suppliers and customers, (xii) the risk that all necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (xiii) risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner, (xiv) those expressed in CRC’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in CRC’s Annual Report on Form 10-K and its other SEC filings available at www.crc.com and (xv) those expressed in Berry’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in Berry’s Annual Report on Form 10-K and its other SEC filings available at https://ir.bry.com/. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CRC’s registration statement on Form S-4 that will contain a proxy statement/prospectus discussed below, when it becomes available, and other documents filed by CRC or Berry from time to time with the U.S. Securities and Exchange Commission (the “SEC”).
CRC and Berry each cautions you not to place undue reliance on forward-looking statements contained in this communication, which speak only as of the date hereof, and each of CRC and Berry is under no obligation, and expressly disclaims any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. This communication may also contain information from third-party sources. This data may involve a number of assumptions and limitations, and each of CRC and Berry has not independently verified them and do not warrant the accuracy or completeness of such third-party information.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, CRC will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will include a proxy statement of Berry that also constitutes a prospectus of CRC, and any other documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the holders of common stock of Berry. Investors and stockholders of Berry and CRC are urged to read the proxy statement/prospectus and any other documents filed or to be filed with the SEC in connection with the proposed transaction when they become available, as they will contain important information about Berry, CRC, the proposed transaction and related matters. The registration statement and proxy statement/prospectus and other documents filed by CRC or Berry with the SEC, when filed, will be available free of charge at the SEC’s website at https://www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by CRC, including the registration statement and the proxy statement/prospectus, on CRC’s website at https://www.crc.com/investor-relations, and may obtain free copies of documents that are filed or will be filed with the SEC by Berry, including the proxy statement/prospectus, on Berry’s website at https://ir.bry.com/reports-resources. The information included on, or accessible through, CRC’s or Berry’s website is not incorporated by reference into this communication.
NO OFFER OR SOLICITATION
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION OF PROXIES
CRC and certain of its directors, executive officers and other employees, and Berry and its directors and certain of Berry’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Berry’s stockholders in connection with the proposed transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding CRC’s directors and executive officers is contained in the “Board of Directors and Corporate Governance,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Director Compensation,” “Stock Ownership Information,” and “Proposals Requiring Your Vote – Proposal 1: Election of Directors” sections of CRC’s definitive proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on March 19, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of CRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025; in Item 5.07 of CRC’s Current Report on Form 8-K filed with the SEC on May 6, 2025; in CRC’s Current Reports on Form 8-K filed with the SEC on June 23, 2025 and November 25, 2024; and under “Our Team” accessed through the “Our Business” link on CRC’s website at https://www.crc.com/our-business/our-team. Information regarding Berry’s directors and executive officers is contained in the “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Executive Compensation – Compensation Discussion and Analysis,” “Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” sections of Berry’s definitive proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 7, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of Berry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 13, 2025; in Item 5.07 of Berry’s Current Report on Form 8-K filed with the SEC on May 22, 2025; in Berry’s Current Reports on Form 8-K filed with the SEC on January 22, 2025 and October 25, 2024; and under “Leadership” accessed through the “About” link on Berry’s website at https://bry.com/about/management/. Additional information regarding ownership of Berry’s securities by its directors and executive officers and of CRC’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3, 4 or 5, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001705873 and https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001609253, respectively. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

Social Media posts by CRC on September 15, 2025:
Facebook:
Today, California Resources Corporation and Berry Corporation jointly announced a definitive agreement to combine in an all-stock transaction to strengthen California’s leading energy platform.
Read more at: https://www.crc.com/news-releases/news-release-details/california-resources-corporation-announces-all-stock-combination?fbclid=IwY2xjawM1HcpleHRuA2FlbQIxMABicmlkETFlaEhMeGdLS3ZJc0NWdnpnAR6ksfnCDVJEEc1Qt0AbeBdccT2V8heHP_m5mvx4SyNWxP_TjlhRbIrQdMyQlw_aem_T5UJu5FDlpK8INkQIFx1Xg
#CRC #BRY #CaliforniaEnergyFuture #EnergyTransition

LinkedIn:
Today, California Resources Corporation and Berry Corporation jointly announced a definitive agreement to combine in an all-stock transaction to strengthen California’s leading energy platform.
Read more at: https://lnkd.in/gmCHnMDA
#CRC #BRY #CaliforniaEnergyFuture #EnergyTransition

Script of Conference Call on September 15, 2025:
California Resources Corporation Announces All-Stock Combination with Berry Corporation

September 15, 2025, 9:00 A.M. Eastern

CORPORATE PARTICIPANTS
Joanna Park – VP, Investor Relations and Treasurer, California Resources Corporation
Francisco Leon – President and Chief Executive Officer, California Resources Corporation
Fernando Araujo – Chief Executive Officer, Berry Corporation

California Resources Corporation Announces All-Stock Combination with Berry Corporation
September 15, 2025, 9:00 A.M. Eastern

PRESENTATION

Operator
Good day, and welcome to the California Resources Corporation Announces All-Stock Combination with Berry Corporation. All participants will be in a listen only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero.

After today's presentation, there will be an opportunity to ask questions. To ask a question, you may press star then one on a touchtone phone. To withdraw your question, please press star then two. Please note this event is being recorded.

I would now like to turn the conference over to Joanna Park, Vice President of Investor Relations and Treasurer. Please go ahead.

Joanna Park
Good day, everyone. Welcome to our call to discuss California Resources Corporation's combination with Berry Corporation. Leading today's call is our President and CEO, Francisco Leon. In addition, we are pleased to be joined by Berry's CEO, Fernando Araujo, who will also make a few remarks. Members of CRC's executive team also here today and will join us for Q&A.

Supplemental slides are posted in the Investor Relations section of our website, along with reconciliations of non-GAAP financial measures to GAAP financial measures. Today's discussion will include forward-looking remarks based on current expectations. Actual results may differ due to factors described in today's press release and in our SEC filings.

During Q&A, please limit your time to one question and a follow-up, as this will allow us to get to more of your questions. With that, I'll turn the call over to Francisco.

Francisco Leon
Good morning and thank you for joining us. Today marks another milestone in CRC's growth story, an accretive all-stock combination with Berry. This transaction enhances our scale, creates significant operating and cost synergies, and strengthens our ability to deliver affordable, reliable, and responsibly produced energy for Californians, all while maintaining a strong balance sheet and ample liquidity.

Let me cover the key highlights. First, the complementary California asset fit is compelling and will ultimately benefit a state that needs more energy. This bolt-on transaction aligns perfectly with CRC's core footprint. Berry will add approximately 20,000 barrels of oil per day of California-based, Brent-linked conventional production on about 20,000 mostly adjacent net acres. The added scale will make CRC more durable and provides new flexibility in how we elect to allocate capital.

With more than 75% of California's oil consumption sourced from abroad, the need for locally produced, responsibly developed energy has never been clearer. California possesses vast resources in world-class geologic formations, and our company was built to responsibly unlock that potential.

We have shown that assets are better in our hands. Recent legislative actions are very encouraging and will help offset the state's reliance on foreign oil by incentivizing local production, making the timing of today's California focused combination all the more significant.
California Resources Corporation Announces All-Stock Combination with Berry Corporation
September 15, 2025, 9:00 A.M. Eastern

Next, the deal was priced right. The transaction is valued at approximately 2.9 times 2025 consensus EBITDAX and about $30,000 per flowing barrel. Importantly, the transaction delivers accretion of more than 10% to second half 2025 operating cash flow and free cash flow, even before incorporating anticipated synergies.

Third, we have a strong track record of delivering synergies. And in this transaction, we're targeting annual synergies of $80 to $90 million within 12 months. This represents approximately 12% of transaction value. In our view, these significant synergies can only be realized because of the exceptional fit of these two portfolios.

We expect synergies to come primarily from corporate synergies, lower interest costs from debt refinancing, operating improvements, and supply chain efficiencies. Looking back at the Aera merger, we achieved our targeted synergies ahead of schedule, demonstrating our strong integration capabilities as a premier California operator. We intend to apply the same disciplined approach when we integrate Berry.

Additionally, Berry will bring two exciting business units with its wholly-owned subsidiary, C&J Well Services, and a large contiguous position in the rapidly developing Uinta Basin. First, C&J Well Services will help to insulate the business from future cost inflation and support responsible operations. And second, the Uinta assets will provide additional oil weighted operational and financial optionality, with several opportunities to unlock significant value.

Next, we will maintain our strong balance sheet. Upon closing, we expect our pro forma last 12 months leverage ratio to be about 0.8 times, making this essentially a credit neutral transaction from a leverage standpoint. We have ample liquidity, and could use the strength of our capital structure to refinance debt at more attractive interest rates.

Following the closing of the combination, CRC shareholders will own 94% of the combined company, and we expect all stakeholders will benefit from greater capital efficiency, increased free cash flow, and sustained long-term value creation. The closing is currently expected to occur during the first quarter of 2026 subject to customary closing conditions, including regulatory clearance and Berry shareholder approval.

And lastly, I would be remiss not to mention the significant legislative developments from this weekend coming out of Sacramento. Last week California took meaningful steps to address the state's need for more abundant, reliable, and affordable energy. As you know, CRC was built for California. We have proven our ability to safely operate with high regard to the environment while building a business with lots of optionality.

Today's deal further strengthens our position. Recent actions will go a long way to incentivize increased local production, stabilize fuel markets, and advance California's decarbonization and emission reduction goals.

Three important bills now await the governor's signature:

The first is SB 237 - This bill deems the Kern County EIR as sufficient. It removes the risk of further litigation on the adequacy of the EIR and moves to eliminate CEQA related delays starting in January 2026 and lasting for a decade. The law will encourage local production through permits for up to 2,000 new wells annually in Kern County, furthering the state's goal for in-state crude production to meet at least 25% of refinery feedstock demands.

California Resources Corporation Announces All-Stock Combination with Berry Corporation
September 15, 2025, 9:00 A.M. Eastern

Second, SB 614 - This bill lifted the moratorium on CO2 pipelines. These pipelines are instrumental to us as we commercialize and expand our leading carbon management business through CTV.

And third, AB 1207 - The bill extended the state's cap-and-trade program through 2045, providing additional clarity and important incentives to support the energy transition. Together, these milestones not only strengthen the framework for responsible production in Kern, but also provide a clear path to grow and scale our Carbon TerraVault business.

Before we move to Q&A, let me ask Berry's CEO, Fernando Araujo, to say a few words from his perspective. Fernando?

Fernando Araujo
Thank you, Francisco, and it's a pleasure to be here. This combination marks an exciting new chapter for Berry. It builds on the value our team has created through disciplined execution and strong operational results across all areas of our business.

By joining with CRC, we're creating a stronger, more durable energy business. One with significant scale, an enhanced capital structure, and greater technical depth to responsibly, safely, and efficiently grow production, reduce emissions, and support energy security in the state.

I'm proud of what we've built at Berry and confident that this combination positions us to unlock even greater long-term value for our shareholders, our employees, our communities, and for California itself. Back to you, Francisco.

Francisco Leon
Thanks, Fernando. This transaction is about building a stronger CRC, larger, more efficient, and positioned for enhanced free cash flow generation. We're excited about the path forward and confident in our ability to deliver the benefits of this combination. We continue to show that CRC is a different kind of energy company.

Thank you for joining us today. Operator, please open the line for questions.

QUESTION AND ANSWER

Operator
We will now begin the question and answer session. To ask a question, you may press star then one on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press star then two. We ask that you please limit yourself to one question and one follow-up. At this time, we will pause momentarily to assemble our roster.

The first question today comes from Kalei Akamine with Bank of America. Please go ahead.

Kalei Akamine
Hey, good morning, guys. Nice timing. With oil permitting done in the state, I guess the coast was clear to do a deal like this. My first question is on the synergies. So, $80 to $90 million, obviously, that's a solid number. Annuitize that at 10% discount rate would point to about $850 in value, but you guys are calling it $500 million. That represents 70% of the deal value. But I imagine that the $850 is an EBITDA valuation, and the $500 million is a free cash flow discounted valuation. I'm
California Resources Corporation Announces All-Stock Combination with Berry Corporation
September 15, 2025, 9:00 A.M. Eastern

curious what the delta is between the two numbers. Is it mainly tax, or is there any associated capital to get there?

Francisco Leon
No, Kalei, I think--yeah, it's two different numbers. So, the $500 million is the discounted annual run-rate of synergies, so $85 million on the midpoint. We're tremendously excited about the synergy potential of this deal. The asset fit is just so compelling.

We looked at the Berry portfolio very differently after we acquired Aera. That really changed our view on the fit of the deal. And we've now, after a year after closing Aera, where we were able to deliver 100% of our synergies ahead of schedule, the confidence that this team can execute those synergies and get that goal to value accelerated for the shareholders is truly something that really motivated us to doing this deal.

But I think that you're talking about two different numbers. I mean, we basically see the synergies effectively paying for the deal over time.

Kalei Akamine
Got it. Just a clarification point. Do you need to spend any capital to get the $500 million of PV synergies?

Francisco Leon
Yeah, largely the synergies come from corporate, staff reductions, from refinancing, from supply chain. So, no, I mean, there could be some capital that has to be spent as you think about infrastructure consolidation, but those are small dollars in a relative sense. This is a deal that's accretive day one, and where--very achievable synergies to pursue in the very near term.

Operator
The next question comes from Josh Silverstein with UBS. Please go ahead.

Josh Silverstein
Yeah. Thanks. Good morning, guys. Based on the legislation passing and now this transaction, how should we think about the volumes and activity levels for the pro forma company? Thanks.

Francisco Leon
Yeah. We just have been having tremendous, very constructive conversations with the state of California. It's been--it's really a truly significant change as we think about our business going forward as the state is signaling a need for California production, and in particular Kern County production.

The dependence on foreign oil has taken its toll. It's driving prices higher. It's having refineries exiting the state. So, to stabilize the fuel markets, the state really wants that local production. We've been dipping--I think we're about 22% of contribution in terms of overall state in-state supply, and the government wants us to be at least at 25%. That's collectively between all the operators.

But it signals not only a need for that production, but a step up in activity going forward. As we look at kind of the new normal, kind of what California is looking going forward, we're going to continue to stay very disciplined on capital allocation, but we felt the incremental cash flow from the Berry assets, from most of all the synergies, puts us in the best position combined to be able to meet that challenge and increase that contribution of local supply.
California Resources Corporation Announces All-Stock Combination with Berry Corporation
September 15, 2025, 9:00 A.M. Eastern

So, we're excited to kind of test this new world. And await the governor's signature of the bill, and then we'll talk about our 2026 plans as to what the production's going to be. But it's an exciting day for California and an exciting day for CRC.

Josh Silverstein
Got it. Okay. I guess maybe along the same lines, how would you weigh potential increases in activity versus shareholder returns? And maybe if you can give us a little bit of view as to what shareholder return profile may look like until the deal closes, then may be afterwards as well.

Francisco Leon
Yeah. We've been, in a permit constrained environment, buying back our shares aggressively. Continue to see a lot of value, and the intrinsic value of CRC is phenomenal once you look at all the upcoming catalysts. So, we'll continue buying back our shares. So, we fully expect to continue that program.

And what this allows us to do, as we think about capital allocation, by bringing in incremental cash flow and, again, enhanced with synergies, it allows us to be able to continue to do all of the above as we've been doing, increase the fixed dividend year on year, buy back shares, but now we also have the ability to invest in the business. So, we expect to have a balanced view of the portfolio, looking to grow cash flow per share.

That's ultimately what our main objective is. We've been doing it, again, in a permit constrained environment, and we look to do that now, a world where California is really looking for that California production. And it's giving us a significant runway to drill our inventory, which is very high quality. So, one more tool to be able to enhance shareholder value. But we continue to see, at current levels, a lot of value in our stock, so expect the buybacks to continue.

Operator
The next question comes from Betty Jiang with Barclays. Please go ahead.

Betty Jiang
Thank you. Good morning. Just want to share the congratulations on the deal as well as the California bills. It's really coming at a time where, Francisco, you guys have a lot more choices today on how to allocate capital. And earlier, you mentioned you're very much focused on per share growth. So, I'm just curious how you are thinking about the investment opportunities across the portfolio now between Aera assets, the newly acquired Berry, and then legacy. Are there just things that we might under appreciate, or these assets just being so underinvested for so long that how should we think--what are you looking at when you think about allocating capital across the portfolio now?

Francisco Leon
Yeah. No, if you look at the maps that we put on our PowerPoint, you will not find a more compelling and strategic fit of the portfolio. Just to give you an example, Berry owns a property called The Hill, which is 480 acres, so three-fourths of a section. It's in the middle of the Belridge field. It's not adjacent. It's not close to Belridge. It's inside of Belridge, and that produces about 3,500 barrels of oil per day. As is the tradition in California, every operator builds their own facilities. And those centralized facilities, that presents a very compelling opportunity to extract savings and real synergies very near term.

When we looked at Aera, and you've asked this question before, Betty, the assets are performing extremely well since we bought Aera. The declines are shallower. The production has just been
California Resources Corporation Announces All-Stock Combination with Berry Corporation
September 15, 2025, 9:00 A.M. Eastern

even more and more steady. So, when you look at kind of the missing acreage and some of the missing parts of Berry, I expect that to be just as high quality as the rest of the Aera portfolio.

But you're right, these assets have been assets that have--they're very good rock. That's the benefit of California production, is conventional low decline fantastic rock. And with a very strong backdrop, with California needing more production and with the know-how of our team to be able to develop these assets, I expect the Berry portfolio to be very competitive, similar to Aera and CRC's, right? So, now we have the ability to really optimize that portfolio and move capital as we increase potentially some activity into projects that are very, very compelling.

So, excited to have the full force of the inventory as we're getting permits for the first time in more than three years. Excited, really excited, to be able to really have all the option value come forward and pick the best projects in the combined portfolio.

Betty Jiang
Great. That's great to see. My follow-up is on the Uinta assets. What are you looking to evaluate, and what are the objectives going forward for you to decide whether or not to keep that asset within the portfolio?

Francisco Leon
Yeah, Betty. So, the deal for us is all about California. That's what we focused on, the timing of it, the--of the permitting reform and the value of being able to buy very de-risked PDP assets that were trading heavily at a discounted PDP value. That's the number one priority. That and the synergies is why we did the deal.

An added feature is certainly the Berry Uinta portfolio. This is a--we've been 100% a California company since inception, so we'll take a look. We'll explore what the Uinta basin has to offer. We've been hearing a lot about the Uinta basin as having a lot of activity, a lot of interest. Certainly, Berry's been doing a great job with their first Uinta wells. So, no, it's an added feature. It brings option value, and we look forward to digging in and learning more about the basin.

Operator
The next question comes from David Deckelbaum with Cowen. Please go ahead.

David Deckelbaum
Thanks for taking my questions, and congrats on the deal and obviously 237 and 881. Francisco, you just remarked to Betty about how this deal is all about California. Also, was just curious how you think about this deal either complementing or enhancing non-upstream businesses, or if you just see all of the value in this deal really squarely coming from the upstream side.

Francisco Leon
Yeah, the tangible value, David, is in upstream. But by being able to unlock incremental cash flow, improve the cost structure, enhance the margins, that gives us more ammunition and scale to be able to do more in California.

I mean, the sentiment--not only the sentiment shift but the reality of California is very different today than it's been for years. And it might take some people a while to realize the shift in the view, but we're excited. I mean, this will continue our focus on growing cash flow per share. And we have a very strong position on the power business. Berry happens to have about 66 megawatts of power generation in their portfolio, so it's an enhancement across that. And the
California Resources Corporation Announces All-Stock Combination with Berry Corporation
September 15, 2025, 9:00 A.M. Eastern

more power assets that you have, the more flexibility you have to think about not only self-supply, but how do you participate in an exciting power market in California.

So, expect elements there, and then there's also a Carbon TerraVault benefit of owning more of your production, more of the ability to be able to build infrastructure that connects different fields. The right of ways are extremely valuable. So, the more that we own in that space, now that we have the ability to invest in CO2 pipelines, it will have an impact, a positive impact there as well.

So, it covers every aspect of our business. I mean, we did the deal for upstream and for cash flow, but certainly it positions us for more success as the largest energy company in the state.

David Deckelbaum
If I might ask one more question on the permitting side, now with this combination, obviously you're benefiting as well, I guess, from just increased staffing and resources that Berry would have had available to them in California for permitting. With 237, if we assume that Newsom signs off, we move into next year, I guess how do you think about this deal complementing or improving the pace of permit issuance? We know that you can permit up to 2,000 new wells per year in Kern County for the whole industry. Realistically speaking, how quickly do you think you could start achieving these permits and start being able to deploy incremental capital?

Francisco Leon
No, absolutely. The county, effectively the--Kern County is going to have the delegation to be able to issue permits. And in talking to the county, they're ready to go. They've been looking to get the Kern County EIR reestablished for some time, very supportive of our industry. They've been staffing up on the permit front.

And like you said, 2,000 wells per year for a decade gives us a full access to our inventory. And we expect to be a very large participant in that permitting process. So, yeah, we have our own staff ready to go. We have permits ready to be filed. Some of them already have been filed. We will wait for the governor to sign the bill effective January 1st. So, expect a quarter, maybe two quarters max, to be able to get all the--to get the incremental activity going.

But everybody's getting ready, and we'll have time between now and January 1st to make sure all things are moving in the right direction. So, we're ready to go and excited about the opportunity. It's really been a long time coming. And yeah, we can't wait.

Operator
The next question comes from Nate Pendleton with Texas Capital. Please go ahead.

Nate Pendleton
Good morning and congrats to both of the teams on the transaction. Francisco, Berry had been able to keep California production roughly flat despite the permitting headwinds in the state. Can you talk about how that low decline production base complements your assets and potential maintenance capital going forward?

Francisco Leon
Yeah. No, thanks, Nate. Yeah, maybe not something that our investors have appreciated, but Berry's been four years keeping production flat in kind of the same environment we've had. And so, about $70 million annually to keep production flat. So, a great portfolio. Again, we know the assets extremely well, a really good fit, and very similar, very similar in every respect and, like I said, even inside of our field boundaries in some cases.
California Resources Corporation Announces All-Stock Combination with Berry Corporation
September 15, 2025, 9:00 A.M. Eastern

But I would expect the corporate decline to be the same as we've been trending prior to the deal, so 10% to 15%, call it 12.5% midpoint without capital. And as we get to deploy capital now with the full extent of the portfolio, expect to see a very capital efficient program of conventional assets. So, yeah, the Berry portfolio fits us very, very well.

And I expect the--it's hard to find assets of the quality of our combined portfolios. And low decline in a shale world with shrinking inventory, that's never been the issue in California. It's an inventory rich environment with great rock just without the need to really stimulate. It's more about maintaining pressure. It's more about recovery factors. And we know these assets well.

As we--I think once we picked up Aera, we brought a lot of engineering expertise that know how to run the steam floods and diatomites, and that's what Berry owns. So, look forward for the teams to build a super team in the state to get access to all that resource.

Nate Pendleton
That's great. And as my follow-up, perhaps for Francisco, or Fernando if he's on Q&A, it looks like that first operated Uinta pad delivered really encouraging early results from what we see in the PowerPoint. Is there anything you can share on how those wells are trending versus expectations, and how you see those going forward?

Fernando Araujo
Yeah. Thank you, Nate. That's a very good question. And just for the benefit of the larger audience, let me provide just a quick overview of Berry and the Uinta basin, and then I'll address the specific pad that you're asking about, Nate.

But Berry holds 100,000 acres in the basin. We have high working interest. It's mostly held by production. And obviously, this gives us operational flexibility in terms of the pace of development. The basin is very rich in oil and gas, and there's significant drilling activity currently in the basin.

And Berry's focus shifted from legacy vertical wells to horizontal wells in 2024, initially targeting the Uteland Butte formation, which is one of five different reservoirs that we produce from in the basin. And actually, industry has targeted all five reservoirs for horizontal well development as well with success.

But this year, going back to your question, Nate, we drilled our first operated pad of four wells, three mile laterals, targeting this prolific Uteland Butte reservoir. The wells were put on production in August, and production from the pad is increasing every day as the wells continue to clean up. As mentioned, the pad is currently making about 3,800 barrels of oil equivalent, 93% oil, about 7% gas. That's gross production. And remember that our net production currently--or in the first half of the year in Utah was about 40--or is about, was about 4,200 barrels of oil equivalent per day.

But we expect to have peak production from these wells in late September. And these results, Nate, are really consistent or even slightly better than our offset wells, our offset non-operated wells. So, we're really encouraged with initial results from these wells and with the potential that we have in the basin with horizontal well development.

Operator
The next question comes from Michael Furrow with Pickering Energy Partners. Please go ahead.

California Resources Corporation Announces All-Stock Combination with Berry Corporation
September 15, 2025, 9:00 A.M. Eastern

Michael Furrow
Hi. Good morning and congrats on the deal. Obviously, seems like there's a lot of benefits here, and it seems like a logical natural combination. The state seems to be taking a more supportive stance towards the industry, but are there any regulatory approvals that need to be acquired before this transaction can cross the finish line?

Francisco Leon
Thanks, Michael. So, we expect to follow kind of the standard review process on an HSR basis. Given the size of the transaction, nature of the assets, and the fact that this is an upstream combination, we don't anticipate any federal regulatory issues. Similarly, we don't expect any--there's no state regulatory approval needed.

Michael Furrow
That's great detail. And then I just have a follow-up on synergies. So, that's been one of the items that's really stood out to us over the last year, is just the positive execution on the Aera synergies that the company outlined. So, is there anything that the company has learned through the Aera integration that made it easier to underwrite the synergies in this deal? And maybe as a quick follow-up to that, is there any sort of breakdown you could provide in the synergy target between operating costs, corporate costs, and tax?

Francisco Leon
Yeah. I mean, I think the learnings really comes from tremendous execution from the team. There's certain types of synergies, especially personnel related synergies, that a lot of companies will advertise when doing deals.

But what we really liked about Aera and we're going to do again with Berry is reimagine the California oilfield and make sure that when you're looking at water, when you're looking at oil, when you're looking at natural gas and power, you're able to move all of those into the best place to enhance margins. And that's what we've been able to do very successfully with Aera, and we see some very tangible opportunities to do that again here.

We also are--part of Berry is C&J. C&J is a great well services company, has a significant participation of the market in California. And as we look at some of the costs and cost inflation challenges, having an integrated solution in-house is something that we look forward to thinking about. So, there's a lot of compelling aspects to this deal.

And in terms of a breakdown, I would say it might track something similar to Aera in terms of proportions. We look to--Berry's been on their--a term loan that we'll be able to refinance. And we think the market backdrop is favorable to do so, so there'll be an element of improved interest expense. There will be an element of corporate savings and operating savings, and also some enhancements on the supply chain. So, proportionally weighted similar to Aera, and we're ready to get started.

Operator
The last question today comes from Noel Parks with Tuohy Brothers. Please go ahead.

Noel Parks
Good morning. Was wondering, just as far as the deal terms, is there a lockup condition involved or collars on the deal?
California Resources Corporation Announces All-Stock Combination with Berry Corporation
September 15, 2025, 9:00 A.M. Eastern

Francisco Leon
No. No, it's a straightforward deal, no lockups or collars. Berry's a publicly traded company. You can see it's similar there, their ownership levels and who owns it. So, you would see a lot of similarities in people that invest in Berry with CRC. But nothing, I would say, out of the norm in terms of the deal, pretty straightforward all-stock deal.

Noel Parks
Great. And you mentioned that the right of ways that the Berry assets would offer could be particularly valuable for Carbon TerraVault. So, I was just curious if they had any--well, I guess since there is a good bit of overlap, does this move the needle on pore space at all? Do they have any estimates? And I'm just wondering, does it complicate or require you revising any of your Class VI permit applications to the EPA?

Francisco Leon
Yeah, I would not look at the Berry assets as additive to pore space at this point. Our team will certainly look at it. So, no changes on Class VI. But it allows you--I mean, this weekend we received the good news that the pipeline moratorium's been lifted for CO2 and for CO2 injection.

So, if you think about a world where we can connect brownfield emitters to our storage, every mile of right away is valuable. Every straight line that we can either recondition or build new pipe is extremely valuable. So, land ownership is one of the strengths of CRC, and in adding more acres to the combination, to the combined company, as we look to build that infrastructure of the future to de-carbonize the state, that all has infinite value.

So, excited to, again, add more land and more acreage to our portfolio. And I would say it's on the right of ways and CO2 pipelines where we see the connectivity with CTV.

Operator
This concludes our question-and-answer session. I would like to turn the conference back over for any closing remarks.

CONCLUSION

Francisco Leon
Thank you for your time today and your interest in CRC. We look forward to keeping you updated as we move towards closing. Thank you. Bye-bye.

Operator
The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.
California Resources Corporation Announces All-Stock Combination with Berry Corporation
September 15, 2025, 9:00 A.M. Eastern

FORWARD-LOOKING STATEMENTS AND INFORMATION
Information set forth in this communication, including financial estimates and statements as to the effects of the proposed transaction, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other securities laws. All statements other than historical facts are forward-looking statements, and include statements regarding the benefits of the proposed transaction, future financial position and operating results of California Resources Corporation (“CRC”) and Berry Corporation (“Berry”), business strategy, projected revenues, earnings, costs, capital expenditures and plans, objectives and intentions of management for the future. Words such as “expect,” “could,” “may,” “anticipate,” “intend,” “plan,” “ability,” “believe,” “seek,” “see,” “will,” “would,” “estimate,” “forecast,” “target,” “guidance,” “outlook,” “opportunity” or “strategy” or similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of the management of CRC and Berry and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, projected in, or implied by, such statements. Although CRC and Berry believe the expectations and forecasts reflected in its respective forward-looking statements are reasonable, they are inherently subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond CRC’s and Berry’s control. No assurance can be given that such forward-looking statements will be correct or achieved or that the assumptions are accurate or will not change over time. Particular uncertainties that could cause CRC’s and/or Berry’s actual results to be materially different from those described in the forward-looking statements include: (i) transaction costs, (ii) unknown liabilities, (iii) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of CRC’s common stock or Berry’s common stock, (iv) the ability to successfully integrate the businesses, (v) the ability to achieve projected operational and capital synergies or it may take longer than expected to achieve those synergies, (vi) risks related to financial community and rating agency perceptions of each of CRC and Berry or its respective business, operations, financial condition and the industry in which it operates, (vii) risks related to the potential impact of general economic, political and market factors on CRC or Berry or the proposed transaction, (viii) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, (ix) the risk that stockholders of Berry may not approve the proposed transaction, (x) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (xi) effects of the announcement, pendency or completion of the proposed transaction on the ability of CRC and Berry to retain customers and retain and hire key personnel and maintain relationships with their respective suppliers and customers, (xii) the risk that all necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (xiii) risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner, (xiv) those expressed in CRC’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in CRC’s Annual Report on Form 10-K and its other SEC filings available at www.crc.com and (xv) those expressed in Berry’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in Berry’s Annual Report on Form 10-K and its other SEC filings available at https://ir.bry.com/. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CRC’s registration statement on Form S-4 that will contain a proxy statement/prospectus discussed below, when it becomes available, and other documents filed by CRC or Berry from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

California Resources Corporation Announces All-Stock Combination with Berry Corporation
September 15, 2025, 9:00 A.M. Eastern

CRC and Berry each cautions you not to place undue reliance on forward-looking statements contained in this communication, which speak only as of the date hereof, and each of CRC and Berry is under no obligation, and expressly disclaims any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. This communication may also contain information from third-party sources. This data may involve a number of assumptions and limitations, and each of CRC and Berry has not independently verified them and do not warrant the accuracy or completeness of such third-party information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, CRC will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will include a proxy statement of Berry that also constitutes a prospectus of CRC, and any other documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the holders of common stock of Berry. Investors and stockholders of Berry and CRC are urged to read the proxy statement/prospectus and any other documents filed or to be filed with the SEC in connection with the proposed transaction when they become available, as they will contain important information about Berry, CRC, the proposed transaction and related matters. The registration statement and proxy statement/prospectus and other documents filed by CRC or Berry with the SEC, when filed, will be available free of charge at the SEC’s website at https://www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by CRC, including the registration statement and the proxy statement/prospectus, on CRC’s website at https://www.crc.com/investor-relations, and may obtain free copies of documents that are filed or will be filed with the SEC by Berry, including the proxy statement/prospectus, on Berry’s website at https://ir.bry.com/reports-resources. The information included on, or accessible through, CRC’s or Berry’s website is not incorporated by reference into this communication.

NO OFFER OR SOLICITATION
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES
CRC and certain of its directors, executive officers and other employees, and Berry and its directors and certain of Berry’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Berry’s stockholders in connection with the proposed transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included
California Resources Corporation Announces All-Stock Combination with Berry Corporation
September 15, 2025, 9:00 A.M. Eastern

in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding CRC’s directors and executive officers is contained in the “Board of Directors and Corporate Governance,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Director Compensation,” “Stock Ownership Information,” and “Proposals Requiring Your Vote – Proposal 1: Election of Directors” sections of CRC’s definitive proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on March 19, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of CRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025; in Item 5.07 of CRC’s Current Report on Form 8-K filed with the SEC on May 6, 2025; in CRC’s Current Reports on Form 8-K filed with the SEC on June 23, 2025 and November 25, 2024; and under “Our Team” accessed through the “Our Business” link on CRC’s website at https://www.crc.com/our-business/our-team. Information regarding Berry’s directors and executive officers is contained in the “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Executive Compensation – Compensation Discussion and Analysis,” “Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” sections of Berry’s definitive proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 7, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of Berry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 13, 2025; in Item 5.07 of Berry’s Current Report on Form 8-K filed with the SEC on May 22, 2025; in Berry’s Current Reports on Form 8-K filed with the SEC on January 22, 2025 and October 25, 2024; and under “Leadership” accessed through the “About” link on Berry’s website at https://bry.com/about/management/. Additional information regarding ownership of Berry’s securities by its directors and executive officers and of CRC’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3, 4 or 5, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001705873 and https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001609253, respectively. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”
California Resources Corporation Announces All-Stock Combination with Berry Corporation
September 15, 2025, 9:00 A.M. Eastern